Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 7, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

2006-06-07

DISCLOSURE OF TRADING IN OWN SHARES

Name : TECHNIP
Disclosure of trading in own shares from May 29, 2006 to June 2, 2006.

	Purchase/Sale	Number of shares (1)	Weighted Average Price	Amount
May 29, 2006	Purchase	151,000	46.792 EUR	7,065,610 EUR
May 30, 2006	Purchase	525,000	46.573 EUR	24,450,895 EUR
May 31, 2006	Purchase	237,000	46,197 EUR	10,948,689 EUR
June 1, 2006	Purchase	440,340	46.204 EUR	20,345,519.20 EUR
June 2, 2006	Purchase	520,000	46.576 EUR	24,219,840 EUR

Week from May 29, 2006 to June 2, 2006		1,873,340		87,030,553.20 EUR

(1) including shares purchased through derivative financial instruments (*)
(*) not applicable to this disclosure

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: June 7, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control